SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                   AMENDMENT NO. 3
                                          TO
                                    SCHEDULE 13E-4
                           ISSUER TENDER OFFER STATEMENT

       (Pursuant to Section 13(e) (1) of the Securities Exchange Act of 1934)


                                    S&T BANCORP, INC.
                                    (Name of issuer)

                                    S&T BANCORP, INC
                          (Name of Person (s) Filing Statement)

                        COMMON STOCK, $2.50 PAR VALUE PER SHARE
                             (Title of Class of Securities)

                                         783859101
                           (CUSIP Number of Class of Securities)

                                      ROBERT E. ROUT
                                 CHIEF FINANCIAL OFFICER
                                     S&T BANCORP, INC.
                                 800 PHILADELPHIA STREET
                                    INDIANA, PA  15701
                                      (412)-349-180
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person (s) Filing Statement)

                                         COPIES TO:
                                     RICHARD E. BALTZ
                                      ARNOLD & PORTER
                                  555 TWELFTH STREET, N.W.
                                  WASHINGTON,  D.C.  20004
                                       (202) 942-5124
                                     (202)942-5999 (FAX)

                                     FEBRUARY 20, 1998
         (Date Tender Offer, Proration Period and Withdrawal Rights Expired)

                                  CALCULATION OF FILING FEE

    TRANSACTION VALUATION*                              AMOUNT OF FILING FEE*
    $73,500,000                                         $14,700**

*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,500,000 shares at the maximum tender offer price of $49.00 per share.

    **Previously paid.

{ } Check box if any of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:  NA                         Filing Party:  NA

    Form or Registration No:  NA                        Date Filed:  NA

    This Amendment No. 3 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement"), dated January 20, 1998, filed by S&T Bancorp, Inc. , (the "Company"), a Pennsylvania corporation, relating to the Company's offer to purchase up to 1,500,000 shares of its common stock, $2.50 par value per share (the "Shares") at per share prices specified by tendering shareholders not less than $46.00 nor in excess of $49.00 per Share, in cash, net to the shareholder, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase dated January 20, 1998 and in the related Letter of Transmittal.

    ITEM 1.  Security and Issuer

    The Offer expired at 5:00 p.m., eastern time, on February 20, 1998. Based upon preliminary results, the Company expects to purchase 440,268 Shares at a Purchase Price of $49.00 per Share.

    ITEM 8.  Additional Information

    On February 23, 1998, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is attached hereto as Exhibit 9 (a) (15), which is incorporated herein by reference.

                                               SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13E-4 is true, complete and correct.

    February 23, 1998
                                               S&T BANCORP, INC.

                                               By: /s/ James C. Miller
                                               James C. Miller,
                                               President and Chief
                                               Executive Officer

Exhibit Item 9 (a) (15)





Contact:  Jim Barone

412-465-1417







TO BE RELEASED:

Monday, February 23, 1998

At 10:15 a.m.









S&T Bancorp, Inc. Announces Results of Dutch Auction





Indiana, Pennsylvania (Nasdaq NMS:STBA) - S&T Bancorp,

Inc. announced today that the "Modified Dutch Auction"

self tender offer which commenced on January 20, 1998

expired at 5:00 p.m. Eastern time, Friday,

February 20, 1998.  Based upon preliminary results,

the company expects to purchase approximately 440,268

shares, and the purchase price will be $49.00.



The determination of the actual number of shares to be

purchased is subject to final verification and the

proper delivery of all shares tendered, including

shares tendered pursuant to the guaranteed delivery

procedure.  Payment for the shares properly tendered

will occur as soon as possible after the final

verification.